PE
4/8/02

02029895

EXECUTED COPY

080

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR APRIL 8, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Telefónica
CELULAR

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Minutes of the Ordinary General Shareholders Meeting

April 2, 2002 (6 pages)

For more information, please contact:

Nilson Guimaraes
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br

(Salvador - Brazil), (April 2, 2002) TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) hereby informs the public of the minutes of the Annual General Shareholders Meeting held on April 1, 2002:

1. Date, Time and Venue of the Meeting: April 1, 2002, at 3:00 p.m., at Rua Silveira Martins No. 1,036 – Module 3 – 3rd floor, in the Capital of the State of Bahia.

2. Notification: Notice published in the Official Gazette of the State of Bahia, the newspaper "A Tarde" and the newspaper "Valor Econômico" on March 13, 14 and 15, 2002, according to article 124 of Law # 6.404/76 modified by Law 10.330/01.

3. Agenda:

1) Assess the accounts of Management, analyze, discuss and vote on the approval of the Company's financial statements, referring to the financial year ended December 31, 2001;
2) Resolution about the allocation of the results of operations of the fiscal year and the distribution of dividends;
3) Approval of the budget of the Company for 2002;
4) Election of the members of the Audit Committee;
5) Election of one member for the Board of Directors;
6) Definition of the global annual remuneration of the members of the Board of Directors and the individual remuneration of the Audit Committee.

4. Attendants: the shareholders of the Company representing more than 1/4 of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register were present. The representative of the Audit Committee, Mr. Wolney Querino Schüler Carvalho; the Company's accountant, Mrs. Sônia Cristina Abreu Mello; the representative of the independent auditors, Mr. Mauricio Mattos Barros and Mr. Gilmar Roberto Pereira Camurra, representing the Company's management, were also present, in accordance with article 134, paragraph 2 of Law 6,404/76.

5. Presiding Officers: Gilmar Roberto Pereira Camurra - President
Evandro Luis Pippi Kruel – Secretary

6. RESOLUTIONS:

6.1 – At the start of the meeting, the Chairman explained that the minutes of the meeting would be drawn up as a summary of occurred facts, only containing the transcription of the resolutions, as allowed in article 130, paragraph 1 of the Corporation Law. He also informed that documents or proposals, voting statements or withdraws about the subjects to be deliberated should be presented in written form to the presiding officers. As is evident in the analysis of item "1" of the Agenda, it was explained that the documentation referring to the rendering of accounts by management was at the disposal of the shareholders, including the Management Report, the Financial Statements, duly accompanied by the Report of Independent Auditors and the Report of the Audit Committee, and the Proposed Allocation of the Results, all referring to the financial year ended December 31, 2001. Subsequently, it was proposed to waive the reading of said documents, duly accepted, once those present were fully cognizant of the contents, which had been fully published in the Official Gazette of the State of Bahia as well as in "A Tarde" and "Valor Econômico" on February 26, 2002. The matter of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of the shareholders represented by Mr. Antonio Carlos Miranda Matos, Mr. Marcelo Santos Barbosa and Mr. Fernando Monteiro de Barros de Souza Almeida. The Annual Management Report and the Financial Statements duly accompanied by the Report of the Independent Auditors and the Report of the Audit Committee and the Proposed Allocation of the Results (all referring to the fiscal year ended December 31, 2001, based on the reports referring to the matter) were unanimously approved by the present shareholders, without any restriction or reserve.

6.2 – Item 2 of the Agenda concerning the allocation of the results of the operations and the Distribution of Dividends related to the year 2001, proceeded with the pertaining documents that were put at the disposal of the Shareholders. After reading the contents, the Chairman of the Meeting submitted the matter for discussion and voting. The Proposed Allocation of the Results of Operations for 2001 was fully approved by unanimous voting of the present shareholders, without any restriction or reserve, with the abstention from voting of the shareholders represented by Mr. Antonio Carlos Miranda Matos, Mr. Marcelo Santos Barbosa and Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. As a consequence of said approval, the Net Income for the Year, amounting to R$ 6,019,889.71 (six million, nineteen thousand, eight hundred and eighty nine *reais* and seventy one cents) was accounted for in the "Retained Earnings" account and shall be expressly allocated as follows: 1- LEGAL RESERVE: In conformity with the article 193 of Law No. 6.404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$ 300,994.49 (three hundred thousand, nine hundred ninety four *reais* and forty nine cents). 2 – SPECIAL RESERVE FOR EXPANSION AND MODERNIZATION: Partial reversion of the Special Reserve for Expansion and Modernization amounting to R$ 6,708,937.84 (six million, seven hundred eight thousand, nine hundred thirty seven *reais* and eighty four cents) that will be allocated for the distribution of part of the proposed dividends. 3 - DIVIDENDS: In conformity with the terms of article 8 of the Company's By-laws, and article 202, items I, II and III of Law 6.404/76, the management proposed that the dividends shall be paid to the owners of preferred shares, as follows:

Capital Stock	R$ 305,395,766.00
Capital Stock in shares	479,445,038,583
Value of Capital per shares	R$ 0.0006369776
6% of Value of Capital per share (Dividend per share)	R$ 0.0000382187
Preferred shares	313,436,994,532
Total Dividends	R$ 11,979,141.30

The Capital Stock of the Company at the end of the year 2001 was R$ 305,395,766.44 (three hundred five million, three hundred ninety five thousand, seven hundred sixty six *reais* and forty four), divided in 166,008,044,051 common shares and 313,436,994,532 preferred shares, totaling 479,445,038,583 shares, all at par value.

6.3 - Item "3" of the Agenda, abiding by the provisions of article 196 of the Law 6404/76, the Budget of the Company for 2002, both consolidated and individual for each controlled subsidiary, was submitted and unanimously approved with the abstention from voting of the shareholders represented by Mr. Antonio Carlos Miranda Matos, Mr. Marcelo Santos Barbosa and Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. It amounts to R$ 154,450,000.00 (one hundred fifty four million, four hundred fifty thousand *reais*), to be distributed as follows: a) The funds generated by operations: R$ 154,450,000.00 (one hundred fifty four million, four hundred fifty thousand *reais*).

6.4 - Item "4" of the Agenda, regarding the election of the members of the Audit Committee, after the indications duly received by the Presiding Officers and official vote count. The following were elected members of the Audit Committee of the Company a) by the holders of non-voting preferred shares representing 24.28%, shareholders represented by Mr. Marcelo Santos Barbosa and Mr. Antonio Carlos Miranda Matos, in a separate voting with the abstention of the Majority shareholder, as an effective member: Mrs. **Marcia Zugaib Destruti**, Brazilian, married, business administrator, bearer of identity card RG # 8848318-6, SSP-SP, enrolled in the Individual Taxpayers' Register under CPF # 003.592.418-27, resident in the Capital of the State of São Paulo, at Rua Bahia No 543/181, and as a deputy member Mr. **Paulo Roberto Evangelista de Lima**, Brazilian, married, employee of the Banco do Brasil, bearer of identity card RG # 580.976 SSP/GO, enrolled in the Individual Taxpayers' Register under CPF # 117.512.661-68, resident at SQN 111, block K, apt 602, Asa Norte, Brasilia - DF; b) by the holders of common shares representing 4.18% of the shares, shareholders represented by Mr. George Washington Tenório Marcelino, Mr. Maurício de Andrade Carvalho and Mr. Fernando Monteiro de Barros de Souza Almeida, in a separate voting with the abstention of the Majority shareholder, as an effective member: Mr. **Paulo Conte Vasconcellos**, Brazilian, married, business administrator, bearer of identity card RG # 7.016.900.165, SSP-RS, enrolled in the Individual Taxpayers' Register under CPF # 387.452.910-04, resident at Av. Professor Alceu Maynard Araújo, 443, bloco 2, apto. 42, Granja Julieta, São Paulo – SP, and as a deputy member Mr. **Luciano Carvalho Ventura**, Brazilian, married, economist, bearer of identity card RG # 8.147.870 SSP-SP, enrolled in the Individual Taxpayers' Register under CPF # 018.153.854-72, resident at Rua Dr. David Campista nº 271, São Paulo - SP; c) Through the general voting of common shares, the following effective members were elected: Mr. **Wolney Querino Schuler Carvalho**, Brazilian, married, accountant, bearer of identity card 1.980.386-4 SSP/PR, enrolled in the Individual Taxpayers' Register under CPF 348.333.669-91, resident in the Capital of the State of São Paulo, commercial address at Rua do Livramento, 66, block A, 1st floor; Ms. **Patricia Maria de Arruda Franco**, Brazilian, married, accountant, bearer of identity card 07868966-IFP, enrolled in the Individual Taxpayers' Register under CPF 011.158.067-69, resident in Rio de Janeiro in the State of Rio de Janeiro, commercial address at Praia de Botafogo No 501, 5th floor, Torre Corcovado and Mr. **Norair Ferreira do Carmo**, Brazilian, married, accountant, bearer of identity card 1.622.047-5 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF 054.307.008-51, resident in the Capital of the State of São Paulo, commercial address at Rua Martiniano de Carvalho 851, 17th floor, São Paulo – SP; and as deputy members Ms. **Patricia Andrea Tedesco**, Brazilian, single, lawyer, bearer of identity card RG 207,757-06 -SSP/SP, enrolled in the Individual Taxpayers' Register under CPF 154.822.268-24, commercial address at Rua Martiniano de Carvalho 851, 16th floor São Paulo-SP; Mr. **João Carlos Mariense Escobar**, Brazilian, married, lawyer, bearer of identity card RG 1020163729, SJS/RS, enrolled in the Individual Taxpayers' Register under CPF 036.281.910-68, commercial address at Praia de Botafogo No 501, 6th floor, Rio de Janeiro – RJ and Mr. **Antonio José Coronetti**, Brazilian, married, lawyer, bearer of identity card RG 8012988071 SSP/RS, enrolled in the Individual Taxpayers' Register under CPF 168.150.500-25, commercial address at Av. José Bonifácio 245, Faroupilha, Porto Alegre – RS. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Annual General Meeting of 2003. It was also recorded that none of those elected where legally impaired to take office. With the present election the composition of the Audit Committee of the Company is as follows: Effective Members: Márcia Zugaib Destruti, Paulo Conte Vasconcellos, Wolney Querino Schüler Carvalho, Patricia Maria de Arruda Franco, and Norair Ferreira do Carmo; and the respective Deputy Members: Paulo Roberto Evangelista de Lima, Luciano Carvalho Ventura, Patricia Andrea Tedesco, João Carlos Mariense Escobar and Antonio José Coronetti.

6.5 – Item "5" of the Agenda, related to the election of the members of the Board of Directors. The President informed that according to the Edict of Call, the minimum participation percentage in the voting capital to request the adoption of the multiple vote process to elect the Board of directors is 5%, while the shareholders represented by Mr. Marcelo Santos Barbosa were required to file for this process 48 hours in advance, as requested by Law. It was also informed that in order to appoint a member of the Board of Directors, a minimum of 24,204,540,404 common shares was needed. After the due voting process, the shareholders represented by Mr. Marcelo Santos Barbosa, by unanimous voting of the shareholders present with the abstention of the Majority shareholder, elected Mr. **Marco Antonio de Freitas Pinheiro**, Brazilian, married, business administrator, bearer of identity card RG No. 03.872.705-3, IFP/RJ enrolled in the Individual Taxpayers' Register under CPF No. 598.416.307-10, resident in the Capital of the State of Rio de Janeiro, commercial address at Av Visconde de Pirajá, rooms 1403 to 1413 to take serve on the Board of Directors until the General meeting of 2004, replacing the Director whose office expired in this Meeting. Mr. Marcelo Santos Barbosa informed that the member of the Board of Directors just appointed also holds administrative positions in the following companies: Telpe Celular S/A, Teleceará Celular S/A, Telern Celular S/A, Telemig Celular Participações S/A and Tele Norte Celular Participações S/A.

6.6 – Item "6" of the Agenda, concerning the definition of the remuneration of the members of Board of Directors and the Audit Committee, was unanimously approved with the abstention of the shareholders represented by Mr. Antonio Carlos Miranda Matos and Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. The annual global remuneration of the managers shall be set at R$ 576,000.00 (five hundred seventy six thousand reais), being the Board of Directors' duty to distribute it among the members and the Management. It was also unanimously approved, with the abstention of the shareholders represented by Mr. Antonio Carlos

Miranda Matos and Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired, that the remuneration of the members of the Audit Committee shall be 10% (ten percent) of the average remuneration attributed to members of the Executive Board, this calculation not taking into account benefits, allowances and occasional profit sharing (variable compensation), as per the terms of paragraph 3 of article 162 of Law No. 6404/76.

7 – Approval and Signatures: There being no further matters in the Agenda, the minutes were read and then approved and signed by those present. The shareholders were aware that the Minutes were drawn up as a Summary, and according to the paragraph 2 of the article 130 of the Law 6404/76, they authorize the publishing of the minutes with the omission of the signatures. Salvador, April 1, 2002.

Gilmar Roberto P. Camurra
President

Evandro Luis Pippi Kruel
Secretary of the Meeting

For Iberoleste Celular Participações S/A
Gilmar Roberto Pereira Camurra and
Evandro Luís Pippi Kruel

For Telefónica, S.A.
Gilmar Roberto Pereira Camurra

Tagilo Participações Ltda.
Gilmar Roberto Pereira Camurra

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
p.p. Antonio Carlos Miranda Matos

For The Latin American Small Capitalization Fund
George Washington Tenório Marcelino

Latinvest Partners Delaware LLC
Latinvest Holdings Delaware LLC
Globalvest Value Holdings Delaware LLC
Utilitivest III Delaware LLC
Brazvest Fund Delaware LLC
Globalvest Hedge Delaware LLC
Utilitivest II Delaware LLC
Latinvest Fund Delaware LLC
All represented by Marcelo Santos Barbosa

Bradesco Previdência e Seguro S.A.
Bradesco Seguros S.A.
Bradesco Capitalização S.A.
Bradesco Livre – Fundo de Investimento em Ações

Bradesco II - Fundo de Investimento em Ações
Bradesco Private Ibovespa - Fundo de Investimento em Ações
Bradesco Fundo de Investimento em Ações
Fundo de Investimento em Ações BCN Index
BCN Ações Fundo de Investimento em Ações
BCN Blue Chip Fundo de Investimento em Ações
BCN Maxi Fundo de Investimento em Ações
Bradesco Fundo de Investimento Financeiro Plus I
Bradesco Fundo de Investimento Financeiro Renda Fixa – Midas
All represented by Maurício de Andrade Carvalho

CSAM FIG Premium Fundo de Investimento em Ações
CSAM Index Fundo de Investimento em Ações
CSAM Ibovespa Plus Fundo de Investimento em Ações
CSAM FIG Fundo de Investimento em Ações
Credit Suisse First Boston Equity Investments (Netherlands) B.V.
All represented by Fernando Monteiro de Barros de Souza Almeida

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By ______________________

Name: Gilmar Roberto Pereira Camurra

Title: Vice-President